Exhibit 99.1

Opera Limited announces third quarter 2020 financial results

●	Opera’s total user base grew to over 380 million monthly active users in the third quarter
●	Third quarter revenue of $42.4 million, excluding both microlending and retail that are classified as discontinued operations
●	Strong revenue trends for search and advertising -- back to YoY growth in the quarter, and up 33% QoQ driven by increased users, monetization of Opera News, and recovery from COVID-19 impacts
●	Third quarter adjusted EBITDA(1) of $10.7 million; representing a 25% margin
●	Net income of $154.4 million, including a gain of $148.1 million from discontinued operations following the Nanobank transaction
●	European fintech nearing official launch in Spain; additional markets planned in 2021

Oslo, Norway, November 19, 2020 – Opera Limited (NASDAQ: OPRA), one of the world’s largest internet consumer brands with over 380 million monthly active users, today announced its unaudited consolidated financial results for the quarter ended September 30, 2020.

Third quarter 2020 financial highlights

	Three Months Ended September 30,		Year-over-	Nine Months Ended September 30,		Year-over-
[US$ thousands, except for margins and per ADS amounts]	2019	2020	year % change	2019	2020	year % change
Revenue	47,820	42,416	-11.3%	128,315	114,827	-10.5%

Net income (loss)	28,120	154,367	449.0%	35,923	150,648	319.4%
Margin	58.8%	363.9%		28.0%	131.2%

Adjusted EBITDA (1)	8,140	10,658	30.9%	17,484	10,917	-37.6%
Margin	17.0%	25.1%		13.6%	9.5%

Adjusted net income (1)	26,977	9,553	-64.6%	37,791	16,680	-55.9%
Margin	56.4%	22.5%		29.5%	14.5%

Diluted net income per ADS, US$	0.25	1.31	426.3%	0.32	1.26	294.4%

Diluted adjusted net income per ADS, US$ (1)	0.24	0.08	-66.1%	0.34	0.15	-55.4%

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income.

Song Lin, Opera’s Co-CEO, said, “This quarter, we really showed the strength of Opera’s core business with both our browsers and Opera News having very nice growth in users and engagement. This in turn led to combined search and advertising revenue returning to year-over-year growth and recovering faster from COVID-19 than initially expected. Specifically, search and advertising revenues grew by 20% and 50%, respectively, versus the second quarter. Finally, we were able to drive significant adjusted EBITDA margin expansion, while investing in several initiatives we believe could meaningfully accelerate growth rates beyond the solid growth from our core business.”

Third quarter 2020 user base and product highlights

(All comparisons are relative to the third quarter of 2019 unless otherwise stated)

●	Opera News average Monthly Active Users (“MAUs”) grew 35% to 219 million
●	Total smartphone average MAUs grew to 242 million, up 5%
●	PC average MAUs were 75 million, up 10%

Mr. Song Lin commented, “I am very pleased with our execution. We continued to grow users, invest in future products and make strides in monetization despite a challenging environment from COVID-19.

“Our user base in the third quarter exceeded 380 million monthly active users, an increase of 18 million users compared to the second quarter. This was driven by growth across our core regions and platforms. Specifically, Opera News continued its strong trajectory, growing approximately 30% year-over-year. Browsers grew nicely as well and this was highlighted by PC users growing 10% year-over-year, driven by Opera GX, and record smartphone users.

“We continue to push forward aggressively on our new initiatives. Highlighting one of our bigger initiatives, European Fintech, we are making significant progress. We’ve been testing our first product in Spain, a buy-now-pay-later offering, and the next step will be to formally launch and introduce new branding. This is planned to be followed by expansion into several other markets, and efforts to broaden our offering next year. We believe European fintech and several of our other new initiatives have the potential to significantly benefit our growth rates.

“To sum it up, we are executing against our growth strategy, recovering more quickly from COVID-19 than anticipated, and think we’ve built a strong foundation to outperform next year and beyond.”

Business outlook

Mr. Frode Jacobsen, Opera’s CFO, said, “Our growth trends accelerated throughout the third quarter and this has continued so far into the fourth quarter. Further, the strong recovery of search and advertising revenue has led to significant margin expansion. While some impacts from the pandemic remain, we are once again in a position to provide forward looking guidance.”

For the fourth quarter, we expect revenues of $45 million to $47 million, excluding revenue from retail and microlending which are both classified as discontinued operations. The expected results will be driven by continued improvement in year-over-year growth rates for search and advertising, resulting in an expected larger increase from the third to fourth quarter compared to last year. Tech revenue is expected to decline slightly compared to this past quarter.

Adjusted EBITDA is expected to be between $10 million and $12 million, representing an adjusted EBITDA margin of 24% at the midpoint. We anticipate search and advertising margin contribution to increase relative to the third quarter, while we continue to invest in new growth initiatives.

As we look to 2021, we expect to benefit from multiple factors -- the strong user gains we made throughout 2020, the acceleration from offline to online, and more normalized monetization. As such, we indicate a baseline revenue expectation around $200 million for 2021, representing approximately 25% growth over 2020. This indication is primarily driven by search and advertising growth and only includes small revenue contributions from new initiatives. We intend to provide a more detailed 2021 guidance with our fourth quarter results.

Nanobank and other investments

On a pro forma basis in the third quarter, Nanobank posted revenue of $34.9 million, up 87% compared to the second quarter, and disbursed 2.5 million loans representing $155 million in total value. Adjusted EBITDA was $8.8 million and post tax profits were $6.0 million. Further, Nanobank continues to recover from COVID-19 impacts with metrics improving in all geographies during the third quarter. Indonesia is now close to pre-COVID levels, with India and Kenya recovering more gradually, and Mexico, while still early, is scaling.

Nanobank continues to prioritize profitable lending versus a faster scaling with more credit risk. In the fourth quarter, we expect Nanobank revenues to continue to scale rapidly with profit margin expansion. We believe this puts Nanobank on a trajectory to reach pre-COVID levels in 2021 for revenue as well as profitability.

In terms of other investments, OPay continues to grow and scale its payment offerings. In October, OPay processed a gross transaction value of $1.4 billion on its platform, more than three-times the level in January. Starmaker is also experiencing strong growth. Daily active users are up approximately 80% year-to-date and revenues have more than doubled year-to-date, to an annual run rate of over $100 million.

Opera owns 42% of Nanobank, 13.1% of OPay and 19.35% of Starmaker.

Third quarter 2020 consolidated financial results

All comparisons in this section are relative to the third quarter of 2019 unless otherwise stated. Fintech and retail revenue are not included in comparisons as they are classified as discontinued operations.

Revenue decreased 11% to $42.4 million

●	Search revenue declined 1% to $21.2 million due to the impact of COVID-19 on monetization, despite strong underlying user growth. Search grew 20% compared to the second quarter
●	Advertising revenue increased 4% to $19.0 million, subject to the same effects as search revenue. Advertising revenue grew 50% compared to the second quarter.

●	Technology licensing and other revenue was $2.2 million. This declined $5.8 million compared to the previous year as Opera has been phasing out low-margin professional services for an investee.

Operating expenses decreased 15% to $39.0 million.

●	Cost of revenue was $2.9 million, a decrease of 47% year-over-year. Within this total, $2.1 million related to the browser and news business area and $0.7 million related to other revenue.
●

Personnel expenses, including share-based remuneration, were $15.3 million, a 17% increase year-over-year. This expense consists of cash-based compensation expense of $13.6 million, and $1.7 million of share-based remuneration expense. The increase was driven by increased resources relating to new growth initiatives.

●

Marketing and distribution expenses were $11.0 million, a decrease of 34% year-over-year. The sequential decrease was primarily related to lower marketing activity following strong organic user growth, and reduced unit costs.

●	Depreciation and amortization expenses were $4.9 million, a 10% increase year-over-year primarily related to capitalized development and other intangible assets.
●	Other operating expenses were $4.3 million, a 35% decrease year-over-year driven by general reductions across many areas.

Operating profit was $3.0 million, representing an operating margin of 7%, compared to operating profit of $2.2 million and a 5% margin during the third quarter of 2019. The increase was primarily due to lower operating expenses, particularly marketing and distribution expenses in response to strong organic user growth in the quarter.

Other items include share of net profit of associates and joint ventures of $0.2 million. This includes Nanobank, which had profits of $3.3 million in the partial period after the transaction closed, of which Opera recognized 42% less $0.9 million in PPA amortization cost. Further, net finance gains were $4.4 million.

Income tax expense was $1.3 million in the quarter.

Net income was $154.4 million, comprising $6.3 million in profits from continued operations and $148.1 million in profits relating to discontinued operations, fueled by the gain from the creation of Nanobank. This compared to a net income of $28.1 million in the third quarter of 2019.

Net income per ADS was $1.33 in the quarter. Each ADS represents two shares in Opera Limited. In the quarter, the average number of shares outstanding was 235.6 million, corresponding to 117.8 million ADSs.

Adjusted EBITDA was $10.7 million, representing a 25% adjusted EBITDA margin, compared to adjusted EBITDA of $8.1 million in the third quarter 2019. Adjusted EBITDA excludes share-based remuneration and non-recurring expenses, as well as other income and discontinued operations.

Adjusted Net Income was $9.6 million in the quarter, compared to adjusted net income of $27.0 million in third quarter 2019. Adjusted net income excludes share-based remuneration, non-recurring expenses, discontinued operations and amortization of intangible assets related to acquisitions.

Adjusted net income per ADS was $0.08 in the quarter.

Share repurchases were 2.5 million ADSs in the quarter for a total spend of $22.4 million. Year-to-date, 5.0 million ADSs have been repurchased for a total spend of $40.9 million. $9.1 million remained available under the current repurchase authorization as of September 30, 2020.

Discontinued operations include Opera’s retail business, which was discontinued following a strategic assessment as it had not been profit generating, and Opera’s fintech business, which was contributed to Nanonbank on August 19, 2020. Opera owns 42% of Nanobank as of September 30, 2020. Retail would have added $4.4 million to third quarter revenue had it not been classified as discontinued operations.

We have posted unaudited supplemental information at https://investor.opera.com, including: 1) Opera’s financial historical results by quarter over 2019 and YTD 2020, reflecting microlending and retail as discontinued operations; and 2) Nanobank pro-forma financial results by quarter over 2019 and YTD 2020.

Conference call

Opera’s management will host a conference call to discuss the third quarter 2020 financial results on Thursday, November 19th at 8:00 am Eastern Time (EST) (2:00 PM Central European Time, 9:00 PM Beijing/Hong Kong time). Listeners may access the call by dialing the following numbers:

United States: +1 833 570-1161

China: +86 400 682 8609

Hong Kong: +852 5819 4851

Norway: +47 2396 4173

United Kingdom: +44 (0)203 107 0289

International: +1 918 922-6511

Confirmation Code: 3159725

A live webcast of the conference call will be posted at https://investor.opera.com.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of associates and joint ventures, restructuring costs, depreciation and amortization, share-based remuneration, other income, non-recurring expenses and discontinued operations.

We define adjusted net income as net income excluding share-based remuneration, amortization of acquired intangible assets, non-recurring expenses and discontinued operations, net of associated income tax adjustments.

We believe that adjusted EBITDA and adjusted net income provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company and its investees’ future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company, its investees, the industry in which they operate, and the duration and effects of the COVID-19 pandemic. Potential risks and uncertainties include, but are not limited to, those relating to the development of the COVID-19 situation, those relating to the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company and its investees’ expectations regarding demand for and market acceptance of their brands, platforms and services; Company’s expectations regarding growth in its user base and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies and/or upgrade its existing technologies and quarterly variations in Company’s operating results caused by factors beyond its control and global macroeconomic conditions and their potential impact in the markets in which Company or its investees have businesses. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

About Opera

Opera is a global web innovator. Opera’s browsers, news products and fintech solutions are the trusted choice of more than 380 million people worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA).

Investor Relations Contact:

Derrick Nueman

investor-relations@opera.com or (408) 596-3055

For media enquiries, please contact: press-team@opera.com

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands, except per share and ADS amounts]	2019	2020	2019	2020

Revenue	47,820	42,416	128,315	114,827
Other income	-	(426)	-	5,568
Operating expenses
Cost of revenue	(5,372)	(2,856)	(9,855)	(9,401)
Personnel expenses including share-based remuneration	(12,670)	(15,260)	(34,285)	(44,330)
Marketing and distribution expenses	(16,831)	(11,038)	(51,735)	(35,542)
Credit loss expense	345	34	(200)	(1,242)
Depreciation and amortization	(4,480)	(4,920)	(12,874)	(14,357)
Non-recurring expenses	-	(648)	-	(3,222)
Other expenses	(6,636)	(4,302)	(19,210)	(17,108)
Total operating expenses	(45,644)	(38,989)	(128,159)	(125,204)

Operating profit (loss)	2,176	3,001	156	(4,808)

Share of net income (loss) of associates and joint ventures	23,295	155	26,252	(1,322)
Change in fair value of preferred shares in associates	-	-	-	6,000

Net finance income (expense)
Finance income	613	4,668	3,971	8,467
Finance expense	(154)	(123)	(471)	(486)
Net foreign exchange gain (loss)	(516)	(158)	(492)	(588)
Net finance income (expense)	(58)	4,387	3,007	7,393

Profit before income taxes	25,414	7,543	29,415	7,262
Income tax (expense) benefit	(895)	(1,290)	1,112	(632)
Profit from continuing operations	24,519	6,254	30,527	6,631

Profit from discontinued operations	3,601	148,113	5,396	144,017

Net income	28,120	154,367	35,923	150,648

Net income attributable to:
Equity holders of the parent	28,120	154,367	35,923	150,648
Non-controlling interests	-	-	-	-
Total net income attributed	28,120	154,367	35,923	150,648

Weighted average number of ordinary shares outstanding
Basic, millions(1)	221.55	232.71	220.31	236.37
Diluted, millions(2)	225.89	235.62	224.83	239.06

Profit per ordinary share from continuing operations
Basic, US$	0.11	0.03	0.14	0.03
Diluted, US$	0.11	0.03	0.14	0.03

Profit per ADS from continuing operations
Basic, US$	0.22	0.05	0.28	0.06
Diluted, US$	0.22	0.05	0.27	0.06

Net income per ordinary share
Basic, US$	0.13	0.66	0.16	0.64
Diluted, US$	0.12	0.66	0.16	0.63

Net income per ADS
Basic, US$	0.25	1.33	0.33	1.27
Diluted, US$	0.25	1.31	0.32	1.26

(1) As of September 30, 2020, the total number of shares outstanding for Opera Limited was 230,136,862, equivalent to 115,068,431 ADSs.

(2) Includes the net dilutive impact of employee equity awards, all of which are dilutive.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands]	2019	2020	2019	2020

Net income	28,120	154,367	35,923	150,648

Other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations	(1,982)	451	(2,092)	(902)
Reclassification of exchange differences on loss of control	-	3,098	7	3,087
Share of other comprehensive income (loss) of associates and joint ventures	-	-	(41)	-
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods	(1,982)	3,549	(2,126)	2,185
Total comprehensive income	26,139	157,917	33,797	152,834

Total comprehensive income attributable to:
Equity holders of the parent	26,139	157,917	33,797	152,834
Non-controlling interests	-	-	-	-
Total comprehensive income attributed	26,139	157,917	33,797	152,834

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	As of September 30,
[US$ thousands]	2019	2020
ASSETS
Non-current assets
Furniture, fixtures and equipment	26,053	19,556
Intangible assets	110,807	113,960
Goodwill	421,578	425,582
Investments in associates and joint ventures	76,300	346,848
Non-current financial assets	1,351	2,497
Deferred tax assets	6,204	3,945
Total non-current assets	642,293	912,389

Current assets
Trade receivables	49,371	32,608
Loans to customers	93,115	-
Other receivables	59,112	10,204
Prepayments	25,809	13,705
Inventories	7,752	178
Other current financial assets	1,535	-
Marketable securities	42,146	55,220
Cash and cash equivalents	139,487	64,416
Total cash, cash equivalents, and marketable securities	181,633	119,636
Total current assets	418,327	176,332
TOTAL ASSETS	1,060,620	1,088,721

EQUITY AND LIABILITIES
Equity
Share capital	24	24
Other paid in capital	814,177	773,323
Retained earnings	99,513	253,796
Foreign currency translation reserve	(1,508)	677
Equity attributed to equity holders of the parent	912,206	1,027,820
Non-controlling interests	-	-
Total equity	912,206	1,027,820

Non-current liabilities
Non-current lease liabilities and other loans	9,181	3,908
Deferred tax liabilities	10,526	13,022
Other non-current liabilities	137	97
Total non-current liabilities	19,844	17,027

Current liabilities
Trade and other payables	57,125	26,058
Current lease liabilities and other loans	47,793	5,185
Income tax payable	7,803	908
Deferred revenue	708	2,749
Other current liabilities	15,142	8,974
Total current liabilities	128,570	43,875

Total liabilities	148,414	60,902
TOTAL EQUITY AND LIABILITIES	1,060,620	1,088,721

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2018, as previously reported	22	738,690	36,432	316	775,460
Impact of implementing IFRS 16 Leases	-	-	64	-	64
As of January 1, 2019, restated	22	738,690	36,496	316	775,524
Net income	-	-	35,923	-	35,923
Other comprehensive income (loss)	-	-	-	(2,126)	(2,126)
Total comprehensive income (loss)	-	-	35,923	(2,126)	33,797
Contribution of equity, net of transaction costs	2	70,986	-	-	70,986
Acquisition of treasury shares	-	(5,780)	-	-	(5,780)
Share-based remuneration expense	-	-	3,624	-	3,624
As of September 30, 2019	24	803,896	76,044	(1,810)	878,154

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2019	24	814,177	99,513	(1,508)	912,206
Net income	-	-	150,648	-	150,648
Other comprehensive income	-	-	-	2,185	2,185
Total comprehensive income	-	-	150,648	2,185	152,833
Acquisition of treasury shares	-	(40,854)	-	-	(40,854)
Share-based remuneration expense	-	-	3,635	-	3,635
As of September 30, 2020	24	773,323	253,796	677	1,027,820

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands]	2019	2020	2019	2020
Cash flow from operating activities
Net income (loss) before income taxes from continuing operations	25,414	7,546	29,415	8,511
Net income (loss) before income taxes from discontinued operations	4,383	147,943	7,482	139,277
Income taxes paid	(173)	(899)	2,966	(8,001)
Depreciation and amortization	4,511	4,955	12,934	14,511
Share of net loss (income) of associates and joint ventures	(23,295)	(155)	(26,252)	1,322
Change in fair value of preferred shares in associates and joint ventures	-	-	-	(6,000)
Equity component of share-based payment expense	1,377	1,401	3,640	3,635
Gain on disposal of fintech segment	-	(152,048)	-	(152,048)
Net finance expense (income)	151	(4,387)	(2,728)	(7,393)
Change in inventories	(1,933)	6	(1,932)	7,573
Change in trade and other receivables	(7,107)	14,555	(10,515)	20,116
Change in loans to customers	(33,253)	(5,689)	(52,416)	73,433
Change in trade and other payables	9,325	3,779	23,585	(24,530)
Change in deferred revenue	(59)	(1,279)	(773)	2,058
Change in prepayments	(2,823)	9,739	(12,485)	7,387
Change in other liabilities	7,468	(4,901)	5,333	(5,519)
Other	(1,525)	(3,199)	(2,715)	1,505
Net cash flow from (used in) operating activities	(17,539)	17,370	(24,460)	75,838

Cash flow from investment activities
Purchase of intangibles assets	-	(789)	-	(2,278)
Purchase of equipment	(2,588)	(86)	(7,154)	(2,319)
Investment in, and loans to associates and joint ventures	-	-	(6,758)	-
Acquisition of subsidiary, net of cash acquired	-	-	-	(4,882)
Disbursement of short-term loans	-	-	-	(4,497)
Cash transferred with Okash Group	-	(39,260)	-	(39,260)
Release of escrow account	-	-	-	1,000
Repayment of short-term loans	-	-	-	4,497
Deposit of collateral for loan facility	-	-	-	(1,000)
Net sale (purchase) of listed equity instruments	(31,625)	6,313	(45,673)	(3,089)
Development expenditure	(1,098)	(2,132)	(3,209)	(5,938)
Interest income received	-	105	-	531
Net cash flow from (used in) investing activities	(35,311)	(35,849)	(62,794)	(57,235)

Cash flow from financing activities
Acquisition of treasury shares	-	(22,384)	(4,983)	(40,854)
Proceeds from loans and borrowings	20,335	-	19,515	6,905
Interests on loans and borrowings	(106)	29	(387)	(1,676)
Proceeds from issues of equity instruments	71,852	-	71,852	-
Repayment of loans and borrowings	(437)	-	(1,337)	(53,180)
Transaction costs on issue of equity instruments	(864)	-	(864)	-
Payment of lease liabilities	(574)	(1,525)	(2,755)	(3,777)
Net cash flow from (used in) financing activities	90,206	(23,880)	81,041	(92,582)

Net change in cash and cash equivalents	37,356	(42,359)	(6,213)	(73,979)

Cash and cash equivalents at beginning of period	134,155	105,453	177,873	139,487
Net foreign exchange difference	(813)	1,322	(962)	(1,092)
Cash and cash equivalents at end of period	170,697	64,416	170,697	64,416

Financial details by business area

The tables below specify the contribution by each business area:

[US$ thousands]	Three Months Ended September 30, 2019
Business area	Browser and News	Other	Total
Revenue categories
Search	21,527	-	21,527
Advertising	18,349	-	18,349
Technology licensing and other revenue	-	7,944	7,944
Total revenue	39,876	7,944	47,820

Cost of revenue	(207)	(5,165)	(5,372)
Marketing and distribution expenses	(16,831)	-	(16,831)
Credit loss expense	345	-	345
Direct expenses	(16,693)	(5,165)	(21,858)

Contribution by business area	23,183	2,779	25,963

[US$ thousands]	Three Months Ended September 30, 2020
Business area	Browser and News	Other	Total
Revenue categories
Search	21,237	-	21,237
Advertising	18,968	36	19,004
Technology licensing and other revenue	-	2,175	2,175
Total revenue	40,205	2,211	42,416

Cost of revenue	(2,131)	(725)	(2,856)
Marketing and distribution expenses	(10,879)	(159)	(11,038)
Credit loss expense	34	-	34
Direct expenses	(12,976)	(884)	(13,860)

Contribution by business area	27,229	1,327	28,556

[US$ thousands]	Nine Months Ended September 30, 2019
Business area	Browser and News	Other	Total
Revenue categories
Search	63,514	-	63,514
Advertising	48,649	-	48,649
Technology licensing and other revenue	-	16,152	16,152
Total revenue	112,163	16,152	128,315

Cost of revenue	(1,420)	(8,435)	(9,855)
Marketing and distribution expenses	(51,730)	(5)	(51,735)
Credit loss expense	(200)	-	(200)
Direct expenses	(53,350)	(8,440)	(61,790)

Contribution by business area	58,813	7,712	66,525

[US$ thousands]	Nine Months Ended September 30, 2020
Business area	Browser and News	Other	Total
Revenue categories
Search	58,527	-	58,527
Advertising	48,389	36	48,425
Technology licensing and other revenue	-	7,875	7,875
Total revenue	106,916	7,911	114,827

Cost of revenue	(5,614)	(3,787)	(9,401)
Marketing and distribution expenses	(34,974)	(568)	(35,542)
Credit loss expense	(534)	(708)	(1,242)
Direct expenses	(41,122)	(5,063)	(46,185)

Contribution by business area	65,794	2,848	68,642

Personnel expenses including share-based remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

[US$ thousands]	Three Months Ended September 30,		Nine Months Ended September 30,
Personnel expenses including share-based remuneration	2019	2020	2019	2020
Personnel expenses excluding share-based remuneration	11,187	13,596	29,831	40,616
Share-based remuneration, including related social security costs	1,483	1,663	4,454	3,714
Total	12,670	15,260	34,285	44,330

Other expenses

The table below specifies the nature of other expenses:

[US$ thousands]	Three Months Ended September 30,		Nine Months Ended September 30,
Other expenses	2019	2020	2019	2020
Hosting	1,879	1,790	5,277	5,942
Audit, legal and other advisory services	1,473	1,119	5,145	4,308
Software license fees	745	467	1,784	1,450
Rent and other office expense	1,074	793	3,227	2,302
Travel	1,007	114	2,353	1,094
Other	459	19	1,423	2,013
Total	6,636	4,302	19,210	17,108

Non-IFRS financial measures

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands, except per share and ADS amounts]	2019	2020	2019	2020
Reconciliation of net income (loss) to adjusted EBITDA
Net income	28,120	154,367	35,923	150,648
Add: Income tax expense (benefit)	895	1,290	(1,112)	632
Add: Net finance expense (income)	58	(4,387)	(3,007)	(7,393)
Add: Share of net loss (income) of associates and joint ventures	(23,295)	(155)	(26,252)	1,322
Add: Change in fair value of preferred shares in associates	-	-	-	(6,000)
Add: Depreciation and amortization	4,480	4,920	12,874	14,357
Add: Share-based remuneration	1,483	1,663	4,454	3,714
Add: Non-recurring expenses	-	648	-	3,222
Less: Other income	-	426	-	(5,568)
Less: Profit from discontinued operations	(3,601)	(148,113)	(5,396)	(144,017)
Adjusted EBITDA	8,140	10,658	17,484	10,917

Reconciliation of net income (loss) to adjusted net income
Net Income	28,120	154,367	35,923	150,648
Add: Share-based remuneration	1,483	1,663	4,454	3,714
Add: Amortization of acquired intangible assets	1,280	1,340	3,840	4,013
Add: Non-recurring expenses	-	648	-	3,222
Income tax adjustment (1)	(305)	(352)	(1,030)	(900)
Less: Profit from discontinued operations	(3,601)	(148,113)	(5,396)	(144,017)
Adjusted net income	26,977	9,553	37,791	16,680

Weighted average number of ordinary shares outstanding
Basic, millions	221.55	232.71	220.31	236.37
Diluted, millions	225.89	235.62	224.83	239.06

Adjusted net income (loss) per ordinary share
Basic, US$	0.12	0.04	0.17	0.08
Diluted, US$	0.12	0.04	0.17	0.07

Adjusted net income (loss) per ADS
Basic, US$	0.24	0.08	0.34	0.15
Diluted, US$	0.24	0.08	0.34	0.15

(1) Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.